Exhibit 99.1

Contacts:	Fred Adams, Jr., Chairman and CEO Timothy A. Dawson, Vice President and CFO (601) 948-6813

CAL-MAINE FOODS REPORTS THIRD QUARTER FISCAL 2009 RESULTS

JACKSON, Miss. (March 30, 2009) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today reported results for the third quarter and nine months ended February 28, 2009.

Net sales for the third quarter of fiscal 2009 were $270.0 million compared with net sales of $278.0 million for the same quarter of fiscal 2008.  The Company reported net income of $30.8 million, or $1.30 per basic share, for the third quarter of fiscal 2009 compared with net income of $57.2 million, or $2.41 per basic share, for the third quarter of fiscal 2008.

For the first nine months of fiscal 2009, net sales were $715.2 million compared with net sales of $680.3 million for the prior-year period.  The Company reported net income of $69.2 million, or $2.91 per basic share, for the first nine months of fiscal 2009 compared with net income of $115.3 million, or $4.87 per basic share, for the year-earlier period.

Fred Adams, chairman and chief executive officer of Cal-Maine Foods, Inc., stated, “We had a good performance for our third quarter ended February 28, 2009.   Egg prices were lower compared with the year earlier period, which were at record high levels.   Egg demand at retail stores was very good.   However, food service and restaurant volumes were reduced because of the slowdown in the economy and fewer consumers eating away from home.   Liquid, frozen, and dried egg demand was fairly good at lower prices.   Our feed costs were lower than they were the same period a year ago.

“For the year ahead, we expect to see egg supply balanced with demand.  Feed costs will continue to be relatively high and volatile.  All of our operations continue to run smoothly,” added Adams.

For the third quarter of fiscal 2009, Cal-Maine will pay a cash dividend of approximately $0.432 per share to holders of its common and Class A common stock.  The amount paid could vary slightly based on the amount of outstanding shares on the record date.  The dividend is payable May 14, 2009, to shareholders of record on April 29, 2009.

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs.  The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected.  SEC filings may be obtained from the SEC or by contacting the Company.

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960 ▪ JACKSON, MISSISSIPPI 39207
PHONE 601-948-6813 FAX 601-969-0905

CALM Reports Third Quarter Fiscal 2009 Results

March 30, 2009

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended		39 Weeks Ended
	February 28,	March 1,	February 28,	March 1,
	2009	2008	2009	2008
Net sales	$270,009	$278,017	$715,211	$680,311
Gross profit	68,157	104,902	166,820	226,514
Operating income	45,200	85,658	106,305	171,593
Other income (expense)	763	2,229	(821)	4,887
Income before income taxes	45,963	87,887	105,484	176,480

Net income	$30,843	$57,183	$69,234	$115,303

Net income per common share:
Basic	$1.30	$2.41	$2.91	$4.87
Diluted	$1.29	$2.41	$2.91	$4.86

Weighted average shares outstanding:
Basic	23,789	23,712	23,763	23,664
Diluted	23,825	23,744	23,807	23,727

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands)

	February 28,	May 31,
	2009	2008
ASSETS
Cash and short-term investments	$82,315	$94,858
Receivables	63,696	47,930
Inventories	98,736	76,766
Other	1,156	4,711
Current assets	245,903	224,265

Property, plant and equipment (net)	250,874	206,493
Other assets	90,971	70,478
Total assets	$587,748	$501,236

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses	$70,928	$67,952
Other current liabilities	9,100	10,358
Current maturities of long-term debt	13,745	11,470
Deferred income taxes	20,700	12,935
Current liabilities	114,473	102,715

Deferred income taxes and other liabilities	28,813	37,161
Long-term debt, less current maturities	119,213	85,680
Shareholders' equity	325,249	275,680
Total liabilities and shareholders' equity	$587,748	$501,236

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